WeTrade Group, Inc.

No 1 Gaobei South Coast

Yi An Men 111 Block 37, Chao Yang District

Beijing City, People Republic of China 100020

December 2, 2021

Via Electronic Mail

Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	WeTrade Group, Inc. (the “Company”)

Dear Mr. Kauten:

This letter is in response to the letter dated November 30, 2021 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to WeTrade Group, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Amendment No. 5 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1. Please disclose on the cover page that there has been no distribution of dividends or assets between you and your subsidiaries.

RESPONSE: We respectfully advise the Staff that we have revised the cover page to confirm that to date, there has been no distribution of dividends or assets between the holding company and the subsidiaries.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

WeTrade Group, Inc.

/s/ Pijun Liu
Name:	Pijun Liu
Title:	Chief Executive Officer